Jeffrey Schultz | 212 692 6732 | jschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

September 27, 2012

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morria Biopharmaceuticals PLC
Registration Statement on Form 20-F
Originally Filed on August 8, 2012, as amended on August 8, 2012

Withdrawn on August 24, 2012, and refiled on August 31, 2012

File No. 000-54749

Ladies and Gentleman:

On behalf of Morria Biopharmaceuticals PLC (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form 20-FR12G (the “Amendment”), as initially filed with the Commission on June 28, 2012, and as amended by Amendment No. 1 on August 8, 2012, which was subsequently withdrawn on August 24, 2012 and refiled on August 31, 2012. We are also delivering five clean and marked complete courtesy copies of the Amendment to the attention of Scot Foley, Esq.

Set forth below are the Company’s responses to the Commission’s comments provided by a letter (the “Comment Letter”) dated September 20, 2012, from the staff at the Commission (the “Staff”). The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

Item 6. Directors, Senior Management and Employees

B.	Compensation

Employment and Consulting Agreements, page 83

1.	We note your response to our prior comment 9. Please expand your disclosure to note that the Executive Service Agreement between Dr. Bondi and the Company was written in accordance with English Law, and despite certain terms in the agreement, was intended to be an independent contractor/relationship and not an employment agreement. In addition, please disclose that you intend to amend the Executive Service Agreement to reflect your independent contractor relationship and provide the material terms of that relationship.

Response: We have expanded the disclosure to note that the Executive Service Agreement between Dr. Bondi and the Company was written in accordance with English Law, and despite certain terms in the agreement, was intended to be an independent contractor/relationship and not an employment agreement. We also included disclosure that a revised consulting agreement has been entered into, which has also been filed as Exhibit 4.36 to the Amendment, and that such revised agreement provides for substantially the same material terms as the Executive Service Agreement. Please see pages 84 and 85 of the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

September 27, 2012

Item 19. Exhibits, page 126

2.	We note your response to prior comment 14. Please be advised that if you intend to redact any portion of a material agreement, you are required to apply for confidential treatment pursuant to Staff Legal Bulletin No. 1. Please advise us whether you intend to submit a confidential treatment application or, alternatively, please amend your registration statement to include the complete schedules with this exhibit.

Response: We advise the Staff supplementally that the only information redacted from Exhibit 4.30 consists of personally identifiable information in the form of the name of the depository bank and bank account numbers of the Company and its subsidiary as they appear on Schedule 9 to Exhibit 4.30 – the other categories were not completed in the original document. We have replaced this page to include a placeholder by replacing the information that has been redacted with a “#” sign for each redacted number or letter. We understand that an issuer does not need to file a confidential treatment request in order to avoid disclosing this type of personal identifying information (cf. Release No. 33-7424 (revising SEC forms to remove the requirement that natural persons furnish social security numbers)).

*         *         *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6732 with any comments or questions and please send a copy of any written comments to this response to:

Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

September 27, 2012

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Jeffrey Riedler, Esq. Assistant Director (Securities and Exchange Commission)
Mark S. Cohen, Esq., Executive Chairman (Morria Biopharmaceuticals PLC)
Dr. Yuval Cohen, President (Morria Biopharmaceuticals PLC)
Dov Elefant, CFO (Morria Biopharmaceuticals PLC)